SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated April 20, 2004

Biomira Inc.

(Translation of registrant’s name into English)

Edmonton Research Park
2011 – 94 Street, Edmonton, Alberta Canada T6N 1H1

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ (for past years)	Form 40-F ☑ (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE
SIGNATURES

Item	Page

Press Release of the Company dated April 19, 2004 announcing that its CEO will present highlights of its products and corporate advancements at the Rodman & Renshaw Techvest Global Healthcare Conference in London on May 13, 2004.	3

Signatures	5

NEWS RELEASE
FOR IMMEDIATE RELEASE

BIOMIRA’S PRESIDENT AND CEO TO PRESENT AT RODMAN & RENSHAW
TECHVEST GLOBAL HEALTHCARE CONFERENCE

EDMONTON, ALBERTA, CANADA — APRIL 19, 2004 — Biomira Inc. (Nasdaq: BIOM) (TSX: BRA) announced today that Alex McPherson, MD, PhD, President and CEO of Biomira, will present highlights of the Company’s product and corporate advancements at the upcoming Rodman & Renshaw Techvest Global Healthcare Conference. The conference will be held in London, England May 12-14, 2004. Dr. McPherson’s presentation is scheduled for 9:45 a.m., London time, on May 13, 2004. A live Web cast will be presented at www.wallstreetwebcasting.com/webcast/rrshq2/biom and will be available in an archived version following the presentation through a link at http://www.biomira.com/investors/presentations/.

Dr. McPherson’s presentation is expected to provide an overview from the recently announced results of the Phase IIb BLP25 Liposomal vaccine (L-BLP25) study in non-small cell lung cancer (NSCLC). Preliminary results showed evidence of a 4.4 month overall improvement in survival. For the men and women on the vaccine arm, the overall median survival was 17.4 months versus 13 months for those individuals on the control arm. There were 171 patients enrolled on the trial at 13 sites in Canada and four sites in the United Kingdom, with those patients on the vaccine arm receiving best standard of care plus L-BLP25 and patients on the control arm receiving best standard of care alone.

Both Biomira and its collaborator, Merck KGaA of Darmstadt, Germany, were impressed with the preliminary two-year survival data. The preliminary results in the Phase IIb study show a 7.1 per cent difference after one year in the two arms, increasing to a difference of 14.3 per cent after two years.

“Although we would have been pleased to see a statistically significant difference in the two arms, it was recognized at the outset of the trial that this would be difficult to reach in a Phase IIb trial with only 171 patients,” said Alex McPherson, MD, PhD, President and CEO of Biomira. “Notwithstanding the foregoing, this trial came close to showing a statistically significant difference between the two groups. Of even greater importance is that the trial results clearly show the Companies a path forward in a subsequent registration trial, if regulatory authorities require such a trial. The Companies expect to be discussing results with regulatory agencies in due course.”

-more-

There were two stratified groups in the analysis of the patient population for this study. These were patients with Stage IIIb locoregional disease and patients with Stage IIIb pleural effusion and Stage IV cancer. When the Companies looked at the preliminary results of the 65 of 171 patients with Stage IIIb locoregional disease only, they found that the patients on the vaccine arm have not yet reached their median survival, while the patients on the control arm have a median survival of 13.3 months. Although the Companies will need to wait for the median survival of the vaccine arm to get a definitive answer on two-year survival for this group of patients, early indications are extremely positive with the vaccine arm having 60 per cent of patients reaching that milestone compared to 36.7 per cent on the control arm. For cancer patients battling this disease, this difference, nearing 25 per cent, is very meaningful.

The presentation will also highlight the status of the Theratope® vaccine program. Biomira is expected to announce future plans for the vaccine in metastatic breast cancer in the second half of 2004.

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of vaccines containing synthetic antigens and novel strategies for cancer immunotherapy.

Biomira Company Contacts:

Bill Wickson	Jane Tulloch
Manager Public Relations and Special Assistant	Director Investor Relations
780-490-2818	780-490-2818
After hours contact: bwickson@biomira.com

# # #

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing of clinical trial results, speculation as to future results based upon preliminary indications availability, or adequacy of financing, the sales and marketing of commercial products or the safety and efficacy of products. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761
Fax: (780) 463-0871
http://www.biomira.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC. (Registrant)

Date: April 20, 2004	By:	/s/ Edward A. Taylor Edward A. Taylor Vice President Finance and Chief Financial Officer